Exhibit 99.1

Alterity Therapeutics Announces Shareholder Approval of Tranche Two Placement and Security Purchase Plan

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 29 December 2023: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that shareholders approved the resolution to proceed with Tranche Two of the Placement and Security Purchase Plan (SPP) first announced on 22 November 2023. The resolution was obtained at the Company’s Extraordinary General Meeting (EGM) earlier today.

The Company has lodged relevant documentation to proceed with Tranche Two of the Placement and SPP with the Australian Securities and Investments Commission (ASIC) and the ASX.

As announced on 29 November 2023, Tranche One of the Placement raised approximately A$1.3M in accordance with the Company’s available placement capacity pursuant to ASX Listing Rules 7.1 (362,462,762 shares). Tranche Two is anticipated to raise approximately A$3.5M (1,008,965,809 shares and all free attaching options). The new shares rank equally with ATH fully paid ordinary shares.

Eligible shareholders with a registered address in Australia and New Zealand at the record date (7.00 pm on 21 November 2023) will be invited to participate in an SPP under which shares and free-attaching options will be offered on the same terms as the Placement up to a maximum of A$30,000 per eligible shareholder. The maximum total subscription under the SPP is A$2 million. The SPP offer is only being made to shareholders with a registered address in Australia or New Zealand in the register of members of the Company, having regard to the compliance costs of making the SPP offer in other jurisdictions.

Key Dates for Tranche Two of the Placement and SPP

Event	Time and Date (AEST)
2023
Record Date for SPP	7:00 pm Tue 21 November
Placement Options Prospectus and SPP Prospectus lodged with ASIC and ASX	Fri 29 December
2024
Closing date of Placement Options Offer	5:00 pm Fri 5 January
Issue of securities under Placement Options Prospectus	Mon 8 January
Normal trading of Tranche Two Placement shares and dispatch of holding statements	Tue 9 January
Event	Time and Date (AEST)
Dispatch of the SPP offer booklet	Wed 10 January
SPP offer opens	Wed 10 January
SPP offer closes	5.00 pm, Thu 25 January
Announcement of results of SPP (including scale back, if any)	Fri 2 February
Allotment of Shares under the SPP	Fri 2 February
Normal trading of SPP shares and dispatch of holding statements	Mon 5 February

Note: The timetable above is indicative only and subject to variation. The Company reserves the right to alter the timetable as its absolute discretion and without notice, subject to the ASX Listing Rules and Corporations Act 2001 (Cth).

The proceeds from this financing will provide ongoing funding of Alterity’s Phase 2 clinical trials in Multiple System Atrophy (MSA), planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital. The placement was managed by MST Financial Pty Ltd.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.